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                                                                EXHIBIT (3)


              SECURICOR JOINT VENTURE IN WIRELESS TELEPHONY IN USA



     Securicor Group plc and Security Services plc (together "Securicor") have reached agreement in principle with Intek Diversified Corporation ("Intek") of California and Simmonds Capital Limited ("Simmonds") of Toronto to combine within Intek certain of their wireless communication businesses and related technology.

     It is proposed that the transaction, if completed, will combine the narrowband wireless and technology operations of Securicor Radiocoms Limited ("Radiocoms") with Intek's Roamer One air time services business and the US land mobile radio business of Midland International Corporation, a wholly-owned subsidiary of Simmonds.

     Radiocoms' business includes linear modulation radio technology, a private mobile radio network and a manufacturing facility near Bath, England. The business does not include any of Securicor's cellular telephony interests. The turnover of Radiocoms for the year ending 30 September 1995 was Pound Sterling 27m.

     The proposals are subject to, inter alia, due diligence, the negotiation of definitive agreements, the receipt of regulatory and third party approvals and consents and the approval of Intek's shareholders.

     It is intended that the merger should be concluded towards the end of the second quarter of 1996 and that Securicor will hold a majority of the share capital of Intek following a proposed public offering of Intek shares in the US to raise additional working capital.

     A further announcement will be made in due course.